Investor

04 MAR -2 AM 7:21

82-34698

Press Release

04010165

SUPPL

Stockholm, February 19, 2004

Voting rights issue in Ericsson

The following information is being provided in connection with today's press release from Ericsson about reducing the differences in voting rights carried by class A-shares and class B-shares in Ericsson from 1000:1 to 10:1, and the issue of conversion rights:

The Board of Directors of Investor AB proposes to its Annual General Meeting on March 23 that it decides that Investor, as an owner of class A-shares and class B-shares in Ericsson, shall approve the proposal presented today, to change the voting rights carried by Ericsson's class B-shares, at a shareholders' meeting in Ericsson.

In a statement, Investor Chairman Claes Dahlbäck said: "We're pleased that the Work Group has now come up with a proposal for the voting rights issue. We share Ericsson's view that this is positive for the company and its shareholders."

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

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